UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   JULY 28, 2005                      /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                       JULY 28, 2005

                              EXPLORATION UNDERWAY
                   ON AMERA'S CRUZ DE MAYO GOLD PROJECT, PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that a work program is currently underway on its 3,000 hectare Cruz de Mayo gold project in southern Cuzco, Peru. Preliminary rock chip and grab samples from the property has yielded grades ranging from below detection up to 14.4 g/t gold. Three high priority target zones have been identified on Cruz de Mayo: Fatima, a Porphyry copper-gold zone and skarn targets. Amera is the first company to systematically use modern exploration techniques on this project.

Fatima Gold Target

Multiple gold bearing shears and veins occur in a trend at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. Amera's previous sampling reported July 15th, 2005, discovered gold values range up to a high of 14.4 g/t Au from a 1 metre chip sample across an oxidized structure, to gold values below detection. The structures are strongly oxidized at surface and all sulphide minerals have been leached.

Porphyry Copper-Gold Target

A porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which were mined historically in this area cut the copper-bearing sandstone; limited sampling of these has returned assay results up to 7.64 g/t Au over across a 0.60m vein. Assays of up to 2230 ppm Cu and 250 ppm Ag have also been attained from preliminary sampling of this zone.

Skarn Targets

Skarn targets have been identified immediately northwest of the porphyry Cu-Au target and 1km to the southwest where a prominent silica Aster satellite anomaly is located and garnet-diopside skarn is developed. No analytical results are available for this area yet.

A detailed surface exploration program comprising geological mapping, rock and soil sampling is underway on the project to fully evaluate the dimensions, grade and character of the mineralized zones identified to date and to explore the remainder of the property. Results will be released as they become available. The property is road accessible.



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News Release                                                       July 28, 2005
Amera Resources Corporation                                               Page 2
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Analyses  for  the  samples   reported  herein  were  performed  by  ALS  Chemex
Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
INFO@AMERARESOURCES.COM, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 16



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